82-3116

GREAT QUEST METALS LTD.

RECEIVED
2004 DEC -6 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046790

November 26, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

RECEIVED
2004 DEC -6 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 26, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 12/21

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 26, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Grant of Stock Options

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to announce the grant of 275,000 stock options to directors, officers, consultants and employees of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at $0.65 for a term of five years. This stock option grant is subject to the Company's stock option plan and regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President